Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.

1701 Hollis Street

Suite 400

Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

October 16, 2009

Item 3	News Release

A news release was released over Canada NewsWire on October 16, 2009.

Item 4	Summary of Material Change

Gammon Gold Inc. (the “Company”) announced the filing of a final short form prospectus in relation to a US$100 million bought deal financing.

Item 5	Full Description of Material Change

The Company has filed a final short form prospectus in all of the provinces and territories of Canada and a registration statement in the United States in relation to a US$100 million bought deal financing (the “Offering”) announced on October 7, 2009. The net proceeds of the Offering will be used to fund an expanded operations exploration program, the advancement of the Guadalupe y Calvo project, debt repayment and general corporate purposes. The Offering is expected to close on or about October 22, 2009 and is subject to Company receiving all necessary regulatory approvals. Pursuant to an omnibus amendment and settlement agreement, dated September 21, 2009, between the Company and Mr. Fred George, in the event that the Company raises at least CDN$50,000,000 pursuant to one or more equity financings, the Company must, upon request from Mr. George, make full payment of the settlement amount owed to Mr. George, totaling CDN$7,758,000, immediately upon receipt of such funds. In the event that Mr. George makes a request for payment, the Company will pay the full settlement amount owed to Mr. George using the Company’s existing cash on hand.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion

Chief Executive Officer

Gammon Gold Inc.

Tel: 902-468-0614

Item 9	Date of Report

October 16, 2009